Filed Pursuant to Rule 424(b)(5)
Registration No. 333-172815

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 24, 2011)

2,800,000 Shares

RAND LOGISTICS, INC.
Common Stock

This is an offering of 2,800,000 shares of common stock, par value $.0001 per share, of Rand Logistics, Inc.

Our shares of common stock are traded on The NASDAQ Capital Market under the ticker symbol “RLOG.” The closing sale price of our common stock on September 15, 2011 was $6.10 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-11 of this prospectus supplement and beginning on page 4 of the accompanying base prospectus.

	Per Share	Total
Price to the public	$6.00	$16,800,000
Underwriting discounts and commissions	$0.255	$714,000
Proceeds to Rand Logistics, Inc. (before expenses)	$5.745	$16,086,000

We have granted the underwriter the option to purchase up to an additional 420,000 shares of common stock from us at the public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

BB&T Capital Markets expects to deliver the shares on or about September 21, 2011.

BB&T Capital Markets

Prospectus Supplement dated September 16, 2011.

TABLE OF CONTENTS

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not, and the underwriter has not, authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying base prospectus is accurate only as of the date on the front cover of this prospectus supplement and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement. Our business, financial condition, results of operations, and prospects may have changed since these dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

          In this prospectus supplement, unless the context otherwise requires, references to Rand, we, us and the Company include Rand Logistics, Inc. and its direct and indirect subsidiaries, and references to Lower Lakes’ business or the business of Lower Lakes mean the combined businesses of Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc. and Black Creek Shipping Company, Inc., which on February 11, 2011 acquired two integrated tug and barge units that it charters to Grand River.

          This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying base prospectus. The second part is the accompanying base prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying base prospectus, on the other hand, you should rely on the information in this prospectus supplement. It is also important for you to read and consider all information contained in this prospectus supplement and the accompanying base prospectus, including the documents we have referred you to in the section entitled “Incorporation of Certain Documents by Reference” below in this prospectus supplement. The information incorporated by reference is considered part of this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Securities and Exchange Commission, which we refer to as the SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which is commonly referred to as the Exchange Act:

•	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, filed on June 29, 2011;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, filed on August 15, 2011;

•	Our Current Reports on Form 8-K filed on June 29, 2011 (solely with respect to Items 2.04 and 8.01), July 14, 2011, July 21, 2011 and August 15, 2011 (solely with respect to Item 8.01);

•

The description of our common stock contained in our Registration Statement on Form 8-A filed on March 5, 2007, including any amendments thereof updating the description of common stock contained therein; and

•	Our Definitive Proxy Statement on Schedule 14A, filed on July 29, 2011.

          All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

          You may request a copy of any filings or information incorporated herein by reference, at no cost, by writing or telephoning us at the following address and telephone number:

RAND LOGISTICS, INC.
500 FIFTH AVENUE, 50TH FLOOR
NEW YORK, NEW YORK 10110
(212) 644-3450
Attention: Carol Zelinski

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials may also be inspected on the SEC’s website at http://www.sec.gov. Financial and other information can also be accessed on the Investor Relations section of our website at http://www.randlogisticsinc.com. Our outstanding shares of common stock are listed on the NASDAQ Capital Market under the symbol “RLOG.” Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus supplement.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

          This prospectus and other documents we file with the SEC contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements concerning our expected results of operations, financial resources or our projected plans for the expansion of our business, as well as other estimates relating to future operations. Words or phrases of expectation or uncertainty like “expect,” “believe,” “continue,” “anticipate,” “estimate,” “may,” “will,” “could,” “opportunity,” “future,” “project,” variations of such words and similar expressions are intended to identify “forward-looking statements,” although not all forward-looking statements contain these identifying words.

          Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets in which we compete. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Such forward-looking statements include statements made by us with respect to:

•	future acquisitions of vessels or businesses;

•	capital expenditures;

•	our ability to service Lower Lakes’ and Black Creek’s indebtedness;

•	the availability of debt and equity financing;

•	general economic conditions;

•	the Great Lakes shipping market in general;

•	trends affecting us or our assets;

•	fuel prices;

•	weather conditions on the Great Lakes;

•

the anticipated performance of our assets and of acquired vessels and businesses, including, without limitation, statements regarding anticipated revenues, cash flows, funds from operations, operating or profit margins and sensitivity to economic downturns or anticipated growth or improvements in any of the foregoing; and

•	our ability to maintain and replace our vessels as they age.

          We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. In addition, we advise you that the factors listed in the “Risk Factors” section beginning on page S-11 and the factors listed in the “Risk Factors” section beginning on page 4 of the accompanying base prospectus, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any forward-looking statement. We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements, except as may be required by law.

PROSPECTUS SUPPLEMENT SUMMARY

Company Overview

          Rand (formerly Rand Acquisition Corporation) was incorporated in the State of Delaware in 2004 as a blank check company. In 2006, we acquired all of the outstanding shares of capital stock of Lower Lakes Towing Ltd. and its affiliate, Grand River Navigation Company, Inc.

          Lower Lakes Towing was organized in March 1994 under the laws of Canada to provide marine transportation services to dry bulk goods suppliers and purchasers operating in ports on the Great Lakes and has grown from its origin as a small tug and barge operator to a full service shipping company with a fleet of fifteen cargo-carrying vessels. We have grown to become one of the largest bulk shipping companies operating on the Great Lakes and the leading service provider in the River Class market segment, which we define as vessels less than 650 feet in overall length. We transport limestone, coal, iron ore, salt, grain and other dry bulk commodities for customers in the construction, electric utility, integrated steel and food industries. Our key customers include ADM Agri-Industries; Cargill; CARMEUSE S.A.; Cliffs Natural Resources, Inc.; Essar Steel; Georgia-Pacific, LLC; Lafarge S.A.; Morton International, Inc.; Bunge; and Sifto Canada Inc.

          Lower Lakes maintains operating flexibility by operating both U.S. and Canadian flagged vessels in compliance with the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, in the U.S. and the Coasting Trade Act in Canada. Lower Lakes’ fleet consists of five self-unloading bulk carriers and three conventional bulk carriers in Canada and seven self-unloading bulk carriers in the U.S., including three integrated tug and barge units. Lower Lakes Towing owns the eight Canadian vessels. Lower Lakes Transportation time charters the seven U.S. vessels, including the three integrated tug and barge units, from Grand River. With the exception of one barge (which Grand River bareboat charters from an unrelated third party) and two of the integrated tug and barge units (which Grand River bareboat charters from Black Creek Shipping Company, Inc., which we refer to as Black Creek), Grand River owns the vessels that it time charters to Lower Lakes Transportation. The two integrated tug and barge units bareboat chartered to Grand River by Black Creek were acquired by Black Creek on February 11, 2011.

          Lower Lakes operates approximately one-half of all River Class vessels servicing the Great Lakes and the majority of boom-forward equipped vessels in this category. River Class vessels represent the smaller end of Great Lakes vessels and are ideal for customers seeking to move significant quantities of dry bulk product to or from ports that restrict non-River Class vessels due to size and capacity constraints. Boom forward self-unloading vessels - those with their booms located in front of the cargo holds – offer greater accessibility for delivery of cargo to locations where only forward access is possible. Six of the vessels used in Lower Lakes’ operations are boom forward self-unloaders and six vessels are boom aft self-unloaders.

          Rand’s revenues have grown from $79.2 million for the fiscal year ended March 31, 2007 to $118.0 million for the fiscal year ended March 31, 2011, representing a compound annual growth rate (CAGR) of over 10%. Rand’s EBITDA1 has increased over the same period from $5.2 million to $18.4 million, representing a CAGR of over 37%.

Our Company Information

          Our executive offices are located at 500 Fifth Avenue, 50th Floor, New York, New York 10110. Our telephone number is (212) 644-3450 and our website is located at http://www.randlogisticsinc.com. None of the information on our website that is not otherwise expressly set forth in or incorporated by reference in this prospectus supplement is a part of this prospectus supplement.

Our Competitive Strengths

High Barriers to Entry

          There are a limited number of shipping companies currently operating vessels on the Great Lakes, and meaningful and sustainable barriers to entry exist that protect our current market position. We believe Lower Lakes is the only significant provider of domestic port-to-port service to both the U.S. and Canada in the Great Lakes region. Existing operators are protected by Jones Act (U.S.) and Coasting Trade Act (Canada) status. The Jones Act limits competition to domestically constructed vessels and local operators. Due to current freight rates and construction costs, no new vessels have been built in the past ten years, either domestically or overseas, to operate on the Great Lakes. High vessel replacement costs, which we estimate to be approximately $70 million to $80 million for a Jones Act compliant vessel and $45 million to $50 million for a Canadian Coasting Trade Act compliant vessel, have led some of our competitors to reduce their fleet sizes as older vessels become too costly to operate. Additionally, the long-term contractual relationships that current operators like Lower Lakes have with their customers make it difficult for new entrants to gain market share.

Contractual Revenue Base with Blue-Chip Customers

          Our long-term customer contracts provide stability and predictability of revenue and earnings. Many of our customers have been with us since our inception in 1994, and most of our customers have been with us since prior to 2006. We currently serve approximately 50 customers, many of which have long-term contracts in place with us that have an average term of three to five years and provide for estimated tonnage, annual price escalation features and fuel surcharges. We have never lost a major customer to a competitor. We provide service to a large base of customers operating in a variety of end-markets. Our key customers include ADM Agri-Industries; Cargill; CARMEUSE S.A.; Cliffs Natural Resources, Inc.; Essar Steel; Georgia-Pacific, LLC; Lafarge S.A.; Morton International, Inc.; Bunge; and Sifto Canada Inc. Our top ten customers accounted for 67% of our total revenue for the year ended March 31, 2011, with no single customer accounting for more than 15% of total revenue.

Customer Network Maximizes Vessel Utilization

          We have, and continue to strategically develop, a customer base that allows us to maximize vessel utilization as measured by the percentage of time that our vessels are operating in revenue loaded condition, which we define as loaded miles. We continually analyze commodity demand and trade

[1]
Reconciliation to Consolidated Statement of Operations

          The following table provides a reconciliation of EBITDA to operating income (loss). EBITDA is determined as operating income (loss) before depreciation, amortization of drydock costs, amortization of intangibles and amortization of chartering agreement costs. We believe EBITDA is useful to investors because it provides a more meaningful representation of our performance as it excludes certain items that either do not impact our cash flows or the operating results of our operations.

(USD in 000’s)	Year ended March 31, 2011			Year ended March 31, 2007
	Rand Logistics Inc.	Impact of *FIN46R	Consolidated	Rand Logistics Inc.	Impact of *FIN46R	Consolidated
EBITDA	$18,419	—	$18,419	$3,467	$1,731	$5,198
Depreciation	7,684	—	7,684	4,294	848	5,142
Amortization of drydock costs	2,779	—	2,779	388	—	388
Amortization of intangibles	1,192	—	1,192	1,630	(197)	1,433
Amortization of chartering agreement costs	—	—	—	144	—	144
Operating income (loss)	6,764	0	6,764	(2,989)	1,080	(1,909)

*

During the fiscal year ended March 31, 2007, the Company consolidated a variable interest entity into its financial statements in accordance with Financial Accounting Standards Board Interpretation 46R patterns in order to deploy our fleet in a manner that maximizes operational efficiencies. Our large and diverse customer network provides us exposure to an array of commodities and shipping lanes throughout the Great Lakes which results in a balance that allows for efficient vessel utilization. Our vessel utilization equaled 101% of the theoretical maximum 3,300 days for the year ended March 31, 2011 (95.2% in FY 2010). Due to the fixed costs associated with operating a vessel, increasing the percentage of loaded miles provides a high level of incremental profitability.

Multiple Commodity End-Markets Generate Diversified Cargo Mix

          Our diversified cargo mix reduces our exposure to volatility in the demand for a single commodity. The four major commodities in our cargo mix are aggregates, coal, iron ore, and salt, which represented 42.5%, 16.0%, 14.9%, and 13.3% of our tonnage respectively, for the year ended March 31, 2011. Overall tonnage levels on the Great Lakes rebounded sharply in 2010. According to the Lake Carriers Association, total tonnage increased 23.4% in calendar 2010.

Favorable Asset Mix

          We operate a fleet of U.S. and Canadian flagged vessels operating primarily in the River Class segment. We are a leader in the provision of River Class bulk freight shipping services throughout the Great Lakes and operate the majority of all boom-forward equipped vessels in this category. These vessels give us the flexibility to serve customers in port locations where only boom-forward access is available. The size and configuration of our fleet give us access to a broad network of customers, locations and trade lanes that is unmatched by any other operator on the Great Lakes.

Low Operating Cost Structure

          We maintain a low operating cost structure by actively managing key operating costs such as labor and maintenance expenses. We employ a non-union workforce in Canada and recently renewed our union labor contract in the U.S. We have never experienced a work stoppage on our crewed vessels as a result of labor issues and we believe that our employee relations are good. We have made significant capital investments to upgrade and maintain our vessels, resulting in more efficient operations and lower maintenance costs. Because our vessels operate primarily in fresh water, they have a longer economic life and are less costly to maintain than vessels that operate primarily in a saltwater environment.

Strong Executive Leadership and Operational Management

          Our executive management team is led by Laurence Levy, our Chairman and Chief Executive Officer, and Edward Levy, our President (collectively, the “Levys”). The Levys, who are not related, have a proven track record of acquiring and building businesses. In addition, they have extensive experience structuring transactions and working with both public and private investors. Our operating management team is led by Captain Scott Bravener, who has served as President and Chief Executive Officer of Lower Lakes Towing for the past 15 years and has over 25 years of experience in the Great Lakes shipping industry. Collectively, our management team and board of directors maintain an approximate 13% ownership interest in the Company.

Proven Track Record of Accretive Acquisitions

          Since 2006, Rand has grown its fleet from eight to fifteen vessels through acquisitions. Recently, we acquired two self-unloading tug and barge units from KK Integrated Shipping. The acquisition allowed us to expand our fleet at a price well below replacement cost, improve the profitability of our existing fleet by better aligning our assets to the trade patterns for which they are best suited, and provide for greater flexibility in the scheduling of our vessels. Based on existing customer demand, we were able to ensure that both vessels would be fully booked for the current sailing season when we closed the acquisition. We plan to continue to explore options for similar vessel acquisitions that are accretive to free cash flow.

Our Growth Strategy

Improve the Operating Efficiency of Our Vessel Fleet

          Over the past six years, we have invested more than $70 million of capital into our vessels to improve their efficiency and extend their useful lives. Each project is evaluated based on expected return on invested capital. Typical project benefits include reduced crew requirements, lower fuel costs, greater speed and lower planned maintenance costs. In May 2011, we completed the conversion of the Michipicoten from steam-power to diesel power. This repowering will reduce the vessel’s fuel consumption and carbon emissions by more than 40%. The engine conversion will add another 20 years to the lifespan of the vessel, improve its annual carrying capacity by increasing its speed and reducing fuel and labor costs to operate the vessel. The last repowering project we completed, for the Saginaw, yielded over 20% return on invested capital. Four vessels have been repowered since 2000, and the

Michipicoten was the last steam-powered vessel in our fleet. We believe other vessel improvement opportunities exist in our current fleet and we will continue to pursue projects that enhance vessel efficiency and offer attractive returns on invested capital.

Continue to Optimize Our Operating Network

          As we continue to add new customers and contracts, the density of our operating network increases. This density improves vessel utilization, increases loaded miles and enhances profitability. As part of our ongoing analysis of commodity demand and trade patterns, we continually seek opportunities to deploy our vessels in the most efficient and profitable manner.

Increase Our Market Share in Existing Markets and Expand Into New Markets

          Carrying capacity on the Great Lakes, particularly in the River Class market, is declining, creating an increased demand for the remaining available vessel capacity. We believe we are well positioned to take advantage of this market opportunity. Based on the requests for quotes that we receive from customers, we are confident that we can add new business in all of our vessel segments if we can generate additional capacity within our existing fleet or add new vessels. Opportunities also exist for us to leverage our excellent customer relationships to expand our service offering into new market segments or geographical areas where we do not currently operate.

Pursue Opportunities to Purchase New Vessels or Make Acquisitions

          We have a strong track record of identifying, negotiating, closing and integrating strategic acquisitions which are accretive to our free cash flow. Since 2006, Rand has grown its fleet from eight to fifteen vessels through acquisitions. While we are not presently committed to any acquisition, we are currently actively pursuing potential vessel acquisition and refurbishment opportunities (See “Recent Developments” below). Our recent acquisition of two vessels from KK Integrated Shipping provides an excellent example of our execution of this strategy in a manner that enhances our competitive position and illustrates our long-term commitment to our customers, employees and shareholders. We believe that we can continue to make selective, highly accretive add-on acquisitions on an opportunistic basis that will supplement our existing core business and expand our market share.

Recent Developments

          We anticipate entering into one or more agreements on or about the date of the offering providing for the acquisition by us of two dry bulk carriers, one of which is a self-unloader, for total consideration of approximately $25,000,000. In addition, we anticipate investing approximately $10,000,000 towards improvement of the vessels. Neither of the vessels is currently operating on the Great Lakes. Management believes that the self unloading dry bulk carrier is the only Jones Act compliant vessel currently operating outside of the Great Lakes with dimensions that allow for it to be transferred into the Great Lakes. The second dry bulk carrier, which is currently Jones Act compliant, will be reflagged as Canadian.

          Neither vessel included in the vessel transactions would be acquired with any associated customer contracts. Accordingly, if the vessel acquisitions are completed, we would anticipate integrating the acquired vessels into our existing fleet and utilizing the vessels to service existing and new customers of Lower Lakes, including requirements under a new long-term time charter that we anticipate entering into in connection with the vessel acquisitions. Based on current market conditions, we believe that substantially all of the sailing days related to the new vessels will be utilized in servicing our existing and new customers.

          In addition to the proceeds of the offering, we anticipate securing additional debt financing of up to approximately $26,000,000 to finance the acquisition of the self unloading bulk carrier and related improvements to that vessel. Although we have had discussions with our existing lenders relating to financing the acquisition and improvements to that vessel, we have not secured a commitment for any financing and there can be no assurance that any such commitment will be obtained.

          We believe that the above-described vessel acquisitions will be highly strategic to the Company, allowing us to better match our available capacity to our existing customer contracts, to meet our projected customer demand and to capitalize on route efficiency opportunities. We believe that these vessel acquisitions will increase our net income per common share after the payment of preferred dividends for the fiscal year ending March 31, 2013, from a range of $0.25-$0.36 to between $0.41-$0.50, representing potential accretion of 49% at the midpoints of the ranges. The projected results presented here are only estimates and actual results may vary from the information presented.

          As part of the above-described vessel acquisitions, we also anticipate obtaining an option to acquire a tug unit for total consideration of approximately $2,750,000. Purchasing the tug unit pursuant to the option would be contingent upon completion of the above-described vessel acquisitions.

          Although the negotiations and documentation relating to the vessel acquisitions and option are substantially complete, there can be no assurance that such documentation will ultimately be executed or, if executed, that the transactions will be consummated. Consummation of the acquisitions will be subject to customary closing conditions, including certain regulatory approvals, and in the case of the self unloading bulk carrier and the tug unit, our ability to obtain satisfactory financing for such acquisitions.

THE OFFERING

          The following is a brief summary of certain terms of this offering. For a more complete description of our common stock, see “Description of Securities To Be Registered” in the accompanying base prospectus.

Issuer	Rand Logistics, Inc.

Shares of common stock offered by us	2,800,000 shares

Shares of common stock outstanding immediately after this offering	17,668,121 shares

Over-Allotment	420,000 shares

Use of Proceeds

We intend to use the net proceeds of this offering for general corporate purposes, including but not limited to, the funding of potential future vessel or business acquisitions including the anticipated vessel acquisitions and related expenditures for vessel refurbishment described under “Prospectus Supplement Summary – Recent Developments” on page S-8 of this prospectus supplement.

NASDAQ Capital Market Listing	Our shares of common stock are traded on The NASDAQ Capital Market under the ticker symbol “RLOG.”

Transfer Agent	Continental Stock Transfer and Trust Company

Risk Factors

See “Risk Factors” beginning on page S-11 of this prospectus supplement and beginning on page 4 of the accompanying base prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

          The number of shares of common stock outstanding immediately after the offering is based on 14,868,121 shares of our common stock outstanding as of September 15, 2011, which does not include 479,785 shares of common stock reserved for issuance upon exercise of issued and outstanding stock options and 2,419,355 shares of common stock reserved for issuance upon the conversion of our series A convertible preferred stock. Except as otherwise stated, the information in this prospectus supplement does not take into account the exercise of the underwriter’s option to purchase up to an additional 420,000 shares of common stock solely to cover over-allotments.

RISK FACTORS

          Investing in our common stock involves risks that could affect us and our business as well as the shipping industry generally. Before purchasing our common stock, you should carefully consider the “Risk Factors” discussed below in this prospectus supplement and in the accompanying base prospectus under the caption “Risk Factors.” Each of the risks described could result in a decrease in the value of our common stock and your investment therein. Much of the business information as well as the financial and operational data contained in our risk factors is updated in our periodic reports, certain of which are also incorporated by reference into this prospectus supplement. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Future acquisitions of vessels or businesses by Rand or Lower Lakes would subject Rand and Lower Lakes to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact Rand’s or Lower Lakes’ capital structure.

          Rand intends to pursue acquisition opportunities in an effort to diversify its investments and/or grow its business. While neither Rand nor Lower Lakes is presently committed to any acquisition, Rand is currently actively pursuing one or more potential acquisition opportunities, including the potential vessel acquisitions and related expenditures for vessel refurbishment described under “Prospectus Supplement Summary – Recent Developments” on page S-8 of this prospectus supplement.

          Future acquisitions may be of individual or groups of vessels or of businesses operating in the shipping or other industries. Rand is not limited to any particular industry or type of business that it may acquire. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular business or assets that Rand may acquire, or of the industry in which any such business may operate. To the extent Rand acquires an operating business, we may be affected by numerous risks inherent in the acquired business’s operations.

          In addition, the financing of any acquisition completed by Rand could adversely impact Rand’s capital structure as any such financing could include the issuance of additional equity securities and/or the borrowing of additional funds. The issuance of additional equity securities may significantly reduce the equity interest of existing stockholders and/or adversely affect prevailing market prices for Rand’s common stock. Increasing Rand’s indebtedness could increase the risk of a default that would entitle the holder to declare all of such indebtedness due and payable and/or to seize any collateral securing the indebtedness. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the financing of future acquisitions could adversely impact our capital structure and your equity interest in Rand.

          Except as required by law or the rules of any securities exchange on which our securities might be listed at the time we seek to consummate an acquisition, you will not be asked to vote on any proposed acquisition.

Our historic stock price has been volatile, our stock is thinly traded, and the future market price for our common stock is likely to continue to be volatile. This may make it difficult for you to sell our common stock.

          The public market for our common stock has historically been volatile. Any future market price for our shares is likely to continue to be volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of specific companies. Broad market factors and the investing public’s negative perception of our business may reduce our stock price, regardless of our operating performance. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. We cannot predict the effect that this offering will have on the volume or trading price of our common stock. We cannot provide assurance that you will be able to sell shares acquired in this offering at a price equal to or greater than the offering price. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

Our capital stock is subject to restriction on foreign ownership and possible required divestiture by non-U.S. citizen stockholders.

          Under U.S. maritime laws, in order for us to maintain our eligibility to own and operate vessels in the U.S. domestic trade, 75% of our outstanding capital stock and voting power is required to be held by U.S. citizens. Although our amended and restated certificate of incorporation contains provisions limiting non-citizenship ownership of our capital stock, we could lose our ability to conduct operations in the U.S. domestic trade if such provisions prove unsuccessful in maintaining the required level of citizen ownership. Such loss would have a material adverse effect on our results of operations. If our board of directors determines that persons who are not citizens of the U.S. own more than 23% of our outstanding capital stock or more than 23% of our voting power, we may redeem such stock or, if redemption is not permitted by applicable law or if our board of directors, in its discretion, elects not to make such redemption, we may require the non-citizens who most recently acquired shares to divest such excess shares to persons who are U.S. citizens in such manner as our board of directors directs. The required redemption would be at a price equal to the average closing price during the preceding 30 trading days, which price could be materially different from the current price of the common stock or the price at which the non-citizen acquired the common stock. If a non-citizen purchases the common stock, there can be no assurance that he or she will not be required to divest the shares and such divestiture could result in a material loss. Such restrictions and redemption rights may make Rand’s equity securities less attractive to potential investors, which may result in Rand’s publicly traded common stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

There are a substantial number of shares of our common stock available for resale in the future that may cause a decrease in the market price of our common stock.

          In connection with the financing of our acquisition of Lower Lakes, we issued 300,000 shares of our series A convertible preferred stock to a group of accredited investors. Such shares are convertible into an aggregate of 2,419,355 shares of our common stock, subject to certain adjustments. All of the common stock issuable upon the conversion of our series A convertible preferred stock was registered for resale on a registration statement on Form S-3 in June, 2007. To date, none of our series A convertible preferred stock has been converted into our common stock.

          Prior to our initial public offering in November, 2004, our initial stockholders held an aggregate of 1,000,000 shares of our common stock that were issued without registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act. 844,286 of such shares remain owned by our current management or their affiliates. Also, on January 17, 2007, pursuant to restricted share award agreements, we issued 72,800 shares of our common stock to Laurence S. Levy and 47,600 shares of our common stock to Edward Levy without registration under the Securities Act. All of the restrictions applicable to such shares under the restricted share award agreements have since expired. On February 15, 2008, we issued an aggregate of 8,606 shares of our common stock without registration under the Securities Act to two of our current directors pursuant to the terms of the Company’s 2007 Long-Term Incentive Plan. Additionally, on February 11, 2011, we issued to Buckeye Holdings, LLC 1,305,963 shares of our common stock without registration under the Securities Act as partial consideration for Black Creek’s acquisition of the two integrated tug and barge units. These foregoing 2,279,255 shares are registered for resale pursuant to the registration statement of which this prospectus supplement forms a part.

          A total of 4,698,610 shares of our common stock, including the shares of common stock underlying our series A convertible preferred stock, are registered for resale pursuant to the registration statement of which this prospectus supplement forms a part and are available for immediate resale. If our stockholders, including the selling stockholders identified in the accompanying base prospectus, sell substantial amounts of our common stock in the public market, the market price for our common stock could fall. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock. In addition, upon exercise of options to purchase our common stock, the equity interests of our stockholders, as a percentage of the total number of the outstanding shares of common stock, and the net book value of the shares of our common stock will be further diluted.

The conversion of our series A convertible preferred stock would result in significant and immediate dilution of our existing stockholders and the book value of their common stock.

          The shares of series A convertible preferred stock issued in connection with the acquisition of Lower Lakes are convertible into 2,419,355 shares of our common stock, subject to certain adjustments, which, on an “as converted” basis, represents approximately 14% of our aggregate outstanding common stock. The conversion price of our series A convertible preferred stock is subject to weighted average anti-dilution provisions whereby, if Rand issues shares in the future for consideration below the existing conversion price of $6.20, then the conversion price of the series A convertible preferred stock would automatically be decreased, allowing the holders of the series A convertible preferred stock to receive additional shares of common stock upon conversion. Upon any conversion of the series A convertible preferred stock, the equity interests of our existing common stockholders, as a percentage of the total number of the outstanding shares of our common stock, and the net book value of the shares of our common stock will be significantly diluted.

We may issue shares of our common stock and preferred stock to raise additional capital, including to complete a future acquisition, which would reduce the equity interest of our stockholders.

          Our amended and restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $.0001 per share, and 1,000,000 shares of preferred stock, par value $.0001 per share. We currently have 34,652,094 authorized but unissued shares of our common stock available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding employee stock options) and 700,000 shares of preferred stock available for issuance. Although we currently have no other commitments to issue any additional shares of our common or preferred stock, we may in the future determine to issue additional shares of our common or preferred stock to raise additional capital for a variety of purposes, including to complete a future acquisition. The issuance of additional shares of our common stock or preferred stock may significantly reduce the equity interest of stockholders and may adversely affect prevailing market prices for our common stock.

USE OF PROCEEDS

          We intend to use the net proceeds from the sale of our shares of common stock in this offering, expected to be approximately $15,836,000 (approximately $18,248,900 if the underwriter exercises its over-allotment option in full) after deducting the underwriting discount and estimated expenses, for general corporate purposes, including, but not limited to, the funding of potential future vessel or business acquisitions, including the anticipated vessel acquisitions and related expenditures for vessel refurbishment described under “Prospectus Supplement Summary – Recent Developments” on page S-8 of this prospectus supplement.

UNDERWRITING

          Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying base prospectus, we have agreed to sell to the underwriter, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, and the underwriter has agreed to purchase from us, all of the shares of common stock being offered pursuant to this prospectus supplement and the accompanying base prospectus, if any are purchased, other than those covered by the underwriter’s option, as described below.

          The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

▪	the representations and warranties made by us to the underwriter are true;

▪	there is no material change in our business or in the financial markets; and

▪	we deliver customary closing documents to the underwriter.

Commissions and Expenses

          The following table summarizes the underwriting discounts and commissions we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase 420,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to us for the shares.

	No Exercise	Full Exercise

Per share	$0.255	$0.255

Total	$714,000	$821,100

          The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, at such offering price less a selling concession not in excess of $0.255 per share. After the offering, the underwriter may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

          The expenses of the offering that are payable by us are estimated to be $250,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

          We have granted the underwriter an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 420,000 shares at the public offering price less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

Lock-Up Agreements

          We and all of our directors and executive officers have agreed that, subject to certain exceptions, without the prior written consent of BB&T Capital Markets, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options) or securities convertible into or exercisable or exchangeable for shares of common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into shares of common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement.

          The 90-day restricted period described in the preceding paragraph will be extended if:

▪	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

▪	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

          in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by BB&T Capital Markets.

          BB&T Capital Markets, in its sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, BB&T Capital Markets will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

          We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

          The underwriter may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

▪	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

▪

A short position involves a sale by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriter in excess of the number of shares it is obligated to purchase is not greater than the number of shares that it may purchase by exercising its option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in its option to purchase additional shares. The underwriter may close out any short position by either exercising its option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through its option to purchase additional shares. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

▪	The underwriter may also make purchases of our common stock in the open market after the distribution has been completed in order to cover short positions.

          These stabilizing transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

          Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

          A prospectus in electronic format may be made available on the internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

          Other than the prospectus supplement and the accompanying base prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus supplement and the accompanying base prospectus or the registration statement of which this prospectus supplement and the accompanying base prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

          If you purchase shares of common stock offered in this prospectus supplement and the accompanying base prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying base prospectus.

Relationships

          The underwriter and its related entities have engaged, and may in the future engage, in investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these investment banking transactions.

EXPERTS

          The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL MATTERS

          Certain legal matters, including the legality of the securities offered hereby, have been passed upon by Katten Muchin Rosenman LLP. Certain legal matters in connection with this offering have been passed upon for the underwriter by Squire, Sanders & Dempsey (US) LLP.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-172815

Prospectus
RAND LOGISTICS, INC.

$25,000,000 of Common Stock
Offered by Rand Logistics, Inc.

2,279,255 Shares of Common Stock
Offered by the Selling Stockholders
_______________________________

We may offer and sell shares of our common stock, par value $.0001 per share, from time to time, to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis, at prices and on terms to be determined at the time of the offering, up to a total aggregate dollar amount of $25,000,000.   See “Plan of Distribution” beginning on page 20 in this prospectus. We may also describe the plan of distribution for any particular offering of these shares in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any shares in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

In addition, the selling stockholders identified in this prospectus, and any of their respective pledgees, donees, transferees or other successors in interest, may offer and sell up to 2,279,255 shares of our common stock from time to time under this prospectus and any prospectus supplement.  The selling stockholders may offer and sell such shares to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.  The selling stockholders may dispose of their shares of common stock in a number of different ways and at varying prices.  We will not receive any proceeds from the sale of common stock by the selling stockholders.    The selling stockholders will pay all underwriting discounts and commissions, if any, in connection with the sale of their shares.  Please see “Plan of Distribution” beginning on page 20 in this prospectus for additional information on how the selling stockholders may conduct sales of our common stock.

Our shares of common stock are traded on The NASDAQ Capital Market under the ticker symbol “RLOG.”  The closing sale price of our common stock on March 11, 2011 was $8.14 per share.

Investment in our common stock involves a number of risks.  See “Risk Factors” beginning on page 4 to read about factors you should consider before buying shares of our common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.
_______________________________

The date of this prospectus is March 24, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $25,000,000, and the selling stockholders may from time to time sell up to 2,279,255 shares of our common stock. This prospectus provides you with a general description of the shares we or the selling stockholders may offer. Each time we sell shares of our common stock, we will provide a prospectus supplement that will contain specific information about the shares being offered and the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” carefully before making an investment decision.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

In this prospectus, unless the context otherwise requires, references to Rand, we, us and the Company include Rand Logistics, Inc. and its direct and indirect subsidiaries, and references to Lower Lakes’ business or the business of Lower Lakes mean the combined businesses of Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc. and Black Creek Shipping Company, Inc., which on February 11, 2011 acquired two integrated tug and barge units that it charters to Grand River.

Company Overview

Rand (formerly Rand Acquisition Corporation) was incorporated in the State of Delaware on June 2, 2004 as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business.

On March 3, 2006, we acquired all of the outstanding shares of capital stock of Lower Lakes Towing Ltd., which we refer to as Lower Lakes Towing, a Canadian corporation which, with its subsidiary Lower Lakes Transportation Company, we refer to as Lower Lakes Transportation, provides bulk freight shipping services throughout the Great Lakes region. As part of the acquisition of Lower Lakes, we also acquired Lower Lakes’ affiliate, Grand River Navigation Company, Inc., which we refer to as Grand River.  Prior to this acquisition we did not conduct, or have any investment in, any operating business.

Our shipping business is operated in Canada by Lower Lakes Towing and in the United States by Lower Lakes Transportation. Lower Lakes Towing was organized in March 1994 under the laws of Canada to provide marine transportation services to dry bulk goods suppliers and purchasers operating in ports on the Great Lakes that were restricted in their ability to receive larger vessels. Lower Lakes has grown from its origin as a small tug and barge operator to a full service shipping company with a fleet of fifteen cargo-carrying vessels, including one vessel operated under a contract of affreightment with an unrelated third party.   From its exclusively Canadian beginnings, Lower Lakes has also grown to offer domestic services to both Canadian and U.S. customers as well as cross-border routes. Lower Lakes services the construction, electric utility, integrated steel and food industries through the transportation of limestone, coal, iron ore, salt, grain and other dry bulk commodities.

We believe that Lower Lakes is the only company providing significant domestic port-to-port services to both Canada and the United States in the Great Lakes region. Lower Lakes maintains this operating flexibility by operating both U.S. and Canadian flagged vessels in compliance with the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, in the U.S. and the Coasting Trade Act (Canada) in Canada.

Lower Lakes’ fleet consists of five self-unloading bulk carriers and three conventional bulk carriers in Canada and seven self-unloading bulk carriers in the U.S., including three integrated tug and barge units. Lower Lakes Towing owns seven of the Canadian vessels and charters the eighth pursuant to the terms of a contract of affreightment.  Lower Lakes Transportation time charters the seven U.S. vessels, including the three integrated tug and barge units, from Grand River. With the exception of one barge (which Grand River bareboat charters from an unrelated third party) and two of the integrated tug and barge units (which Grand River bareboat charters from Black Creek Shipping Company, Inc. which we refer to as Black Creek), Grand River owns the vessels that it time charters to Lower Lakes Transportation.  The two integrated tug and barge units bareboat chartered to Grand River by Black Creek were acquired by Black Creek on February 11, 2011.

Lower Lakes is a leading provider of River Class bulk freight shipping services throughout the Great Lakes, operating one-half of all River Class vessels servicing the Great Lakes and the majority of boom-forward equipped vessels in this category.  River Class vessels - which represent the smaller end of Great Lakes vessels with maximum dimensions of approximately 650 feet in length and 72 feet in beam and carrying capacities of 15,000 to 20,000 tons - are ideal for customers seeking to move significant quantities of dry bulk product to or from ports which restrict non-River Class vessels due to size and capacity constraints.  Boom forward self-unloading vessels - those with their booms located in front of the cargo holds – offer greater accessibility for delivery of cargo to locations where only forward access is possible. Six of the vessels used in Lower Lakes’ operations are boom forward self-unloaders and six vessels are boom aft self-unloaders.

Rand’s principal executive offices are located at 500 Fifth Avenue, 50th Floor, New York, New York  10110, and our telephone number is (212) 644-3450.

Please see “WHERE YOU CAN FIND MORE INFORMATION” for where to find additional information about our business.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Associated with our Business

The recent worldwide financial and credit crisis could lead to an extended worldwide economic recession and have a material adverse effect on our financial results and financial condition.

During recent years, there has been substantial volatility and losses in worldwide equity markets that could lead to an extended worldwide economic recession. In addition, due to the substantial uncertainty in the global economies, there has been deterioration in the credit and capital markets and access to financing is uncertain. These conditions could have an adverse effect on our industry and our business and future operating results. Our customers may curtail their capital and operating expenditure programs, which could result in a decrease in demand for our vessels and a reduction in rates and/or utilization. In addition, certain of our customers could experience an inability to pay suppliers, including us, in the event they are unable to access the capital markets to fund their business operations. Likewise, our suppliers may be unable to sustain their current level of operations, fulfill their commitments and/or fund future operations and obligations, each of which could adversely affect our operations.

Our business is dependent upon key personnel whose loss may adversely impact our business.

We depend on the expertise, experience and continued services of Lower Lakes’ senior management employees, especially Scott Bravener, its President.  Mr. Bravener has acquired specialized knowledge and skills with respect to Lower Lakes and its operations and most decisions concerning the business of Lower Lakes are made or significantly influenced by him. Although Lower Lakes maintains life insurance with respect to Mr. Bravener, the proceeds of such insurance may not be adequate to compensate Lower Lakes in the event of Mr. Bravener’s death. The loss of Mr. Bravener or other senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect our business. We seek to compensate and incentivize executives, as well as other employees, through competitive salaries and bonus plans, but there can be no assurance that these programs will allow us to retain key employees or hire new key employees. As a result, if Mr. Bravener were to leave Lower Lakes, we could face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any such successor obtains the necessary training and experience.

Our officers and directors may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs.

Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. Laurence S. Levy, the Chairman of our board of directors and our Chief Executive Officer, and Edward Levy, our President, are each engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to our affairs.

Some of our officers and directors may have conflicts of interest in business opportunities.

Some of our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. Due to our officers’ and directors’ existing affiliations with other entities, they may have fiduciary obligations to present potential business opportunities to those entities in addition to presenting them to us which could cause additional conflicts of interest. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Capital expenditures and other costs necessary to operate and maintain Lower Lakes’ vessels tend to increase with the age of the vessel and may also increase due to changes in governmental regulations, safety or other equipment standards.

Capital expenditures and other costs necessary to operate and maintain Lower Lakes’ vessels tend to increase with the age of each vessel. Accordingly, it is likely that the operating costs of Lower Lakes’ older vessels will increase. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require Lower Lakes to make additional expenditures. For example, if the U.S. Coast Guard, Transport Canada or the American Bureau of Shipping (an independent classification society that inspects the hull and machinery of commercial ships to assess compliance with minimum criteria as set by U.S., Canadian and international regulations) enact new standards, Lower Lakes may be required to incur significant costs for alterations to its fleet or the addition of new equipment. In order to satisfy any such requirement, Lower Lakes may be required to take its vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable Lower Lakes to operate its older vessels profitably during the remainder of their anticipated economic lives.

If Lower Lakes is unable to fund its capital expenditures, drydock costs and winter work expenses, Lower Lakes may not be able to continue to operate some of its vessels, which would have a material adverse effect on our business.

In order to fund Lower Lakes’ capital expenditures, drydock costs and winter work expenses, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. Our failure to obtain the funds for necessary future capital expenditures and winter work expenses would limit its ability to continue to operate some of its vessels and could have a material adverse effect on our business, results of operations and financial condition.

The climate in the Great Lakes region limits Lower Lakes’ vessel operations to approximately nine months per year.

Lower Lakes’ operating business is seasonal, meaning that it experiences higher levels of activity in some periods of the year than in others.  Ordinarily, Lower Lakes is able to operate its vessels on the Great Lakes for approximately nine months per year beginning in late March or April and continuing through December or mid-January. However, weather conditions and customer demand cause increases and decreases in the number of days Lower Lakes actually operates.

The shipping industry has inherent operational risks that may not be adequately covered by Lower Lakes’ insurance.

Lower Lakes maintains insurance on its fleet for risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that Lower Lakes will be adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, Lower Lakes may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, Lower Lakes may not be able to obtain adequate insurance coverage at reasonable rates for Lower Lakes’ fleet. Lower Lakes may also be subject to calls, or premiums, in amounts based not only on its own claims record but also the claims record of all other members of the protection and indemnity associations through which Lower Lakes may receive indemnity insurance coverage. Lower Lakes’ insurance policies will also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase its costs.

Lower Lakes is subject to certain credit risks with respect to its counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts, decreasing our revenues and earnings.

Lower Lakes enters into contracts of affreightment (COAs) pursuant to which Lower Lakes agrees to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Lower Lakes also enters into spot market voyage contracts, where Lower Lakes is paid a rate per ton to carry a specified cargo from point A to point B. All of these contracts subject Lower Lakes to counterparty credit risk. As a result, we are subject to credit risks at various levels, including with charterers, cargo interests, or terminal customers. If the counterparties fail to meet their obligations, Lower Lakes could suffer losses on such contracts which would decrease our revenues and earnings.

Lower Lakes and Black Creek may not be able to generate sufficient cash flows to meet their respective debt service obligations.

Lower Lakes’ and Black Creek’s ability to make payments on their respective indebtedness will depend on Lower Lakes’ ability to generate cash from its future operations. Lower Lakes’ business may not generate sufficient cash flow from operations or from other sources sufficient to enable it and Black Creek to repay their indebtedness and to fund their other liquidity needs, including capital expenditures and winter work expenses. The indebtedness of Lower Lakes and Black Creek under their respective credit facilities bears interest at floating rates, and therefore, if interest rates increase, Lower Lakes’ and Black Creek’s debt service requirements will increase, except for that portion of Lower Lakes’ term debt that is subject to interest rate swaps. Lower Lakes and Black Creek may need to refinance or restructure all or a portion of their respective indebtedness on or before maturity. Lower Lakes and Black Creek may not be able to refinance any of their respective indebtedness on commercially reasonable terms, or at all. If Lower Lakes or Black Creek cannot service or refinance their respective indebtedness, they may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, any of which could have a material adverse effect on our operations. Additionally, Lower Lakes and Black Creek may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

A default under Lower Lakes’ or Black Creek’s indebtedness may have a material adverse effect on our financial condition.

In the event of a default under Lower Lakes’ or Black Creek’s indebtedness, the holders of the indebtedness under Lower Lakes’ or Black Creek’s respective credit facilities generally would be able to declare all of the indebtedness under such facility, together with accrued interest, to be due and payable. In addition, borrowings under the existing Lower Lakes senior credit facility are secured by a first priority lien on all of the assets of Lower Lakes Towing, Lower Lakes Transportation and Grand River and, in the event of a default under that facility, the lenders thereunder generally would be entitled to seize the collateral, including assets which are necessary to operate our business.  Similarly, borrowings under the Black Creek credit facility are secured by a first priority lien on all of Black Creek’s assets and, in the event of default under that facility, the lenders thereunder generally would be entitled to seize the collateral.  In addition, default under one debt instrument within Lower Lakes’ senior credit facility could in turn permit lenders under other debt instruments within Lower Lakes’ senior credit facility to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses.  Moreover, upon the occurrence of an event of default under the Lower Lakes credit facility, the commitment of the lenders to make any further loans to us would be terminated. Accordingly, the occurrence of a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on our results of operations.

Servicing debt could limit funds available for other purposes, such as the payment of dividends.

Lower Lakes and Black Creek will each use cash to pay the principal and interest on their debt, and to fund capital expenditures, drydock costs and winter work expenses. These payments limit funds that would otherwise be available for other purposes, including distributions of cash to our stockholders.

Lower Lakes’ and Black Creek’s loan agreements contain restrictive covenants that will limit their liquidity and corporate activities.

Lower Lakes’ and Black Creek’s respective credit facilities impose operating and financial restrictions that limit their ability to:

•	incur additional indebtedness;

•	create additional liens on its assets;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	sell any of Lower Lakes’ or Black Creek’s vessels or any other assets outside the ordinary course of business.

Therefore, Lower Lakes and Black Creek will need to seek permission from their respective lenders in order to engage in some corporate actions. Lower Lakes’ and Black Creek’s lenders’ interests may be different from those of Lower Lakes or Black Creek, respectively, and no assurance can be given that Lower Lakes or Black Creek will be able to obtain their respective lenders’ permission when needed. This may prevent Lower Lakes and Black Creek from taking actions that are in their best interest.

Because Lower Lakes generates approximately 65% of its revenues and incurs approximately 65% of its expenses in Canadian dollars, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

Lower Lakes generates a significant portion of its revenues and incurs a significant portion of its expenses in Canadian dollars. This could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to the Canadian Dollar.

Lower Lakes depends upon unionized labor for its U.S. operations. Any work stoppages or labor disturbances could disrupt its business.

All of Grand River’s shipboard employees are unionized with the International Organization of Masters, Mates and Pilots, AFL-CIO. Any work stoppages or other labor disturbances could have a material adverse effect on our business, results of operations and financial condition.

A labor union has attempted to unionize Lower Lakes’ Canadian employees.

The Seafarers International Union of Canada, or SIU, has attempted without success to organize Lower Lakes’ unlicensed Canadian employees periodically over the past several years. Although we believe that support for this union is low, if SIU is successful in organizing a union among Lower Lakes’ Canadian employees, it could result in increased labor costs or reduced productivity for Lower Lakes, which could have a material adverse effect on our results of operations.

Lower Lakes’ employees are covered by U.S. Federal laws that may subject it to job-related claims in addition to those provided by state laws.

All of Grand River’s shipboard employees are covered by provisions of the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, and general maritime law. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in Federal courts. Because Lower Lakes is not generally protected by the limits imposed by state workers’ compensation statutes, Lower Lakes has greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

Future acquisitions of vessels or businesses by Rand or Lower Lakes would subject Rand and Lower Lakes to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact Rand’s or Lower Lakes’ capital structure.

Rand intends to pursue other acquisition opportunities in an effort to diversify its investments and/or grow its business. While neither Rand nor Lower Lakes is presently committed to any additional acquisition, Rand is currently actively pursuing one or more potential acquisition opportunities. Acquisitions may be of individual or groups of vessels or of businesses operating in the shipping or other industries. Following the acquisition of Lower Lakes, Rand is not limited to any particular industry or type of business that it may acquire. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular business or assets that Rand may acquire, or of the industry in which such business operates. To the extent Rand acquires a financially unstable business, we may be affected by numerous risks inherent in the acquired business’s operations. If Rand acquires a business in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although Rand’s management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.

In addition, the financing of any acquisition completed by Rand could adversely impact Rand’s capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of additional funds. The issuance of additional equity securities may significantly reduce the equity interest of existing stockholders and/or adversely affect prevailing market prices for Rand’s common stock. Increasing Rand’s indebtedness could increase the risk of a default that would entitle the holder to declare all of such indebtedness due and payable and/or to seize any collateral securing the indebtedness. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the financing of future acquisitions could adversely impact our capital structure and your equity interest in Rand.

Except as required by law or the rules of any securities exchange on which our securities might be listed at the time we seek to consummate an acquisition, you will not be asked to vote on any proposed acquisition and you will not be entitled to exercise conversion rights in connection with any such acquisition.

Risks Associated with the Shipping Industry

The cyclical nature of the Great Lakes dry bulk shipping industry may lead to decreases in shipping rates, which may reduce Lower Lakes’ revenue and earnings.

The shipping business, including the dry cargo market, has been cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values. Rand anticipates that the future demand for Lower Lakes’ dry bulk carriers and dry bulk charter rates will be dependent upon continued demand for commodities, economic growth in the United States and Canada, seasonal and regional changes in demand, and changes to the capacity of the Great Lakes fleet which cannot be predicted. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue and earnings. Fluctuations, and the demand for vessels, in general, have been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international and Great Lakes trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather, water levels and crop yields;

•	political developments; and

•	embargoes and strikes.

The market values of Lower Lakes’ and Black Creek’s vessels may decrease, which could cause Lower Lakes or Black Creek to breach covenants in their respective credit facilities, which could reduce earnings and revenues as a result of potential foreclosures.

Vessel values are influenced by several factors, including:

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in Great Lakes dry bulk commodity supply and demand;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of Lower Lakes’ or Black Creek’s owned vessels decrease, Lower Lakes or Black Creek may breach some of the covenants contained in their respective credit facilities. If Lower Lakes or Black Creek breaches such covenants and is unable to remedy the relevant breach, Lower Lakes’ or Black Creek’s lenders, as applicable, could accelerate their respective debt and foreclose on the collateral, including Lower Lakes’ or Black Creek’s vessels. Any loss of vessels would significantly decrease the ability of Rand to generate revenue and income. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, Rand would incur a loss that would reduce earnings.

A failure to pass inspection by classification societies and regulators could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in earnings, which may be material.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry, as well as being subject to inspection by shipping regulatory bodies such as Transport Canada. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Lower Lakes’ and Black Creek’s owned fleet is currently enrolled with either the American Bureau of Shipping or Lloyd’s Register of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys, and Special Surveys by its classification society, as well as periodic inspections by shipping regulators. As regards classification surveys, in lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Lower Lakes’ and Black Creek’s vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every four to five years for inspection of the underwater parts of such vessel.

Due to the age of several of the vessels, the repairs and remediations required in connection with such classification society surveys and other inspections may be extensive and require significant expenditures. Additionally, until such time as certain repairs and remediations required in connection with such surveys and inspections are completed (or if any vessel fails such a survey or inspection), the vessel may be unable to trade between ports and, therefore, would be unemployable. Any such loss of the use of a vessel could have an adverse impact on Rand’s revenues, results of operations and liquidity, and any such impact may be material.

Lower Lakes’ business would be adversely affected if Lower Lakes failed to comply with U.S. maritime laws or the Coasting Trade Act (Canada) provisions on coastwise trade, or if those provisions were modified or repealed.

Rand is subject to the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, and other U.S. laws and the Coasting Trade Act (Canada) that restrict domestic maritime transportation to vessels operating under the flag of the subject state. In the case of the United States, vessels must be at least 75% owned and operated by U.S. citizens and manned by U.S. crews and, in addition, the vessels must have been built in the United States. Compliance with the foregoing legislation increases the operating costs of the vessels. With respect to its U.S. flagged vessels, Rand is responsible for monitoring the ownership of its capital stock to ensure compliance with U.S. maritime laws. If Rand does not comply with these restrictions, Rand will be prohibited from operating its vessels in U.S. coastwise trade, and under certain circumstances Rand will be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for its vessels, and fines or forfeiture of the vessels.

Over the past decade, interest groups have lobbied Congress to modify or repeal U.S. maritime laws so as to facilitate foreign flag competition. Foreign vessels generally have lower construction costs and generally operate at significantly lower costs than vessels in the U.S. markets, which would likely result in reduced charter rates. Rand believes that continued efforts will be made to modify or repeal these laws. If these efforts are successful, it could result in significantly increased competition and have a material adverse effect on our business, results of operations and financial condition.

We may be unable to maintain or replace our vessels as they age.

As of March 11, 2011, the average age of the vessels operated by Lower Lakes was approximately 55 years.  The expense of maintaining, repairing and upgrading Lower Lakes’ vessels typically increases with age, and after a period of time the cost necessary to satisfy required marine certification standards may not be economically justifiable. There can be no assurance that Lower Lakes will be able to maintain its fleet by extending the economic life of existing vessels, or that our financial resources will be sufficient to enable us to make expenditures necessary for these purposes. In addition, the supply of replacement vessels is very limited and the costs associated with acquiring a newly constructed vessel are prohibitively high. In the event that Lower Lakes were to lose the use of any its vessels, our financial performance would be adversely affected.

Lower Lakes is subject to environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operations are materially affected by government regulation in the form of international conventions, United States and Canadian treaties, national, state, provincial, and local laws, and regulations in force in the jurisdictions in which vessels operate. Because such conventions, treaties, laws and regulations are often revised, Rand cannot predict the ultimate cost of compliance or its impact on the resale price or useful life of Lower Lakes’ vessels. Additional conventions, treaties, laws and regulations may be adopted which could limit Rand’s ability to do business or increase the cost of its doing business, which may materially adversely affect its operations, as well as the shipping industry generally. Lower Lakes is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to its operations and any increased cost in connection with obtaining such permits, licenses and certificates, or the imposition on Lower Lakes of the obligation to obtain additional permits, licenses and certificates, could adversely affect Rand’s results of operations.

Canada has adopted a regime of strict liability for oil pollution damage caused by ships (Part 6 of the Marine Liability Act). In the case of non-tanker vessels, such as Lower Lakes’ vessels, a vessel’s registered owner is strictly liable for pollution damage caused on the Canadian territory, in Canadian territorial waters or in Canada’s exclusive economic zone by oil of any kind or in any form including petroleum, fuel oil, sludge, oil refuse and oil mixed with wastes, subject to certain defenses. The liability of the shipowner is, however, limited in accordance with the provisions of the Convention on Limitation of Liability for Maritime Claims, 1976, as amended by the Protocol of 1996. Pursuant to this Convention, the shipowner can limit its liability to (i) 1 million Special Drawing Right, or SDR, as defined by the International Monetary Fund for the first 2,000 tons of tonnage, (ii) 400 SDR for each additional ton up to 30,000 tons of tonnage, (iii) 300 SDR for each additional ton up to 70,000 tons of tonnage and (iv) 200 SDR for each additional ton of tonnage. In addition to the Marine Liability Act, Lower Lakes’ vessels are also subject to other Canadian laws and regulations that contain significant fine and penalty provisions relating to the marine environment, pollution and discharges of hazardous substances, including the Migratory Birds Convention Act, the Canadian Environmental Protection Act, 1999, and the Fisheries Act.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in United States waters, which includes the Great Lakes and their connecting and tributary waterways. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from vessel discharges of oil of any kind or in any form.

Lower Lakes currently maintains pollution liability coverage insurance.  However, if the damages from a catastrophic incident exceed this insurance coverage, it could have a significant adverse impact on Rand’s cash flow, profitability and financial position.

The operation of Lower Lakes’ vessels is dependent on the price and availability of fuel. Continued periods of historically high fuel costs may materially adversely affect Rand’s operating results.

Rand’s operating results may be significantly impacted by changes in the availability or price of fuel for Lower Lakes’ vessels. Fuel prices have increased substantially since 2004.  Although fuel price escalation clauses are included in substantially all of Lower Lakes’ contracts of affreightment, which enable Lower Lakes to pass the majority of its increased fuel costs on to its customers, these measures may not be sufficient to enable Lower Lakes to fully recoup increased fuel costs or assure the continued availability of its fuel supplies. Although we are currently able to obtain adequate supplies of fuel, it is impossible to predict the price of fuel. Political disruptions or wars involving oil-producing countries (including, but not limited to, recent political unrest in Libya and other parts of the Middle East), changes in government policy, changes in fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future. There can be no assurance that Lower Lakes will be able to fully recover its increased fuel costs by passing these costs on to its customers. In the event that Lower Lakes is unable to do so, Rand’s operating results will be adversely affected.

Governments could requisition Lower Lakes’ vessels during a period of war or emergency, resulting in loss of revenues and earnings from such requisitioned vessels.

The United States or Canada could requisition title or seize Lower Lakes’ vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition Lower Lakes vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of Lower Lakes’ vessels would have a substantial negative effect on Rand, as Rand would potentially lose all or substantially all revenues and earnings from the requisitioned vessels and/or permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated Rand for the requisition.

The operation of Great Lakes-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage Lower Lakes’ business reputation, which may in turn, lead to loss of business.

The operation of Great Lakes-going vessels entails certain inherent risks that may adversely affect Lower Lakes’ business and reputation, including:

•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure, low water levels and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase Lower Lakes’ costs, as for example, the costs of replacing a vessel or cleaning up a spill, or lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of Lower Lakes’ vessels in a disaster or delays in delivery or damages or loss of cargo may harm its reputation as a safe and reliable vessel operator and cause it to lose business.

If Lower Lakes’ vessels suffer damage, they may need to be repaired at Lower Lakes’ cost at a drydocking facility.  The costs of drydock repairs are unpredictable and can be substantial. Lower Lakes may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease its revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

Maritime claimants could arrest Lower Lakes’ vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Lower Lakes’ vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted.

Risks Related to Our Common Stock and this Offering

Our historic stock price has been volatile and the future market price for our common stock is likely to continue to be volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

The public market for our common stock has historically been volatile. Any future market price for our shares is likely to continue to be volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of specific companies. Broad market factors and the investing public’s negative perception of our business may reduce our stock price, regardless of our operating performance. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. We cannot predict the effect that this offering will have on the volume or trading price of our common stock. We cannot provide assurance that a stockholder will be able to sell shares acquired in this offering at a price equal to or greater than the offering price. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

Our capital stock is subject to restriction on foreign ownership and possible required divestiture by non-U.S. citizen stockholders.

Under U.S. maritime laws, in order for us to maintain our eligibility to own and operate vessels in the U.S. domestic trade, 75% of our outstanding capital stock and voting power is required to be held by U.S. citizens. Although our amended and restated certificate of incorporation contains provisions limiting non-citizenship ownership of our capital stock, we could lose our ability to conduct operations in the U.S. domestic trade if such provisions prove unsuccessful in maintaining the required level of citizen ownership. Such loss would have a material adverse effect on our results of operations. If our board of directors determines that persons who are not citizens of the U.S. own more than 23% of our outstanding capital stock or more than 23% of our voting power, we may redeem such stock or, if redemption is not permitted by applicable law or if our board of directors, in its discretion, elects not to make such redemption, we may require the non-citizens who most recently acquired shares to divest such excess shares to persons who are U.S. citizens in such manner as our board of directors directs. The required redemption would be at a price equal to the average closing price during the preceding 30 trading days, which price could be materially different from the current price of the common stock or the price at which the non-citizen acquired the common stock. If a non-citizen purchases the common stock, there can be no assurance that he or she will not be required to divest the shares and such divestiture could result in a material loss.   Such restrictions and redemption rights may make Rand’s equity securities less attractive to potential investors, which may result in Rand’s publicly traded common stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

There are a substantial number of shares of our common stock available for resale in the future that may cause a decrease in the market price of our common stock.

In connection with the financing of our acquisition of Lower Lakes, we issued 300,000 shares of our series A convertible preferred stock to a group of accredited investors.  Such shares are convertible into an aggregate of 2,419,355 shares of our common stock, subject to certain adjustments.  All of the common stock issuable upon the conversion of our series A convertible preferred stock was registered for resale on a registration statement on Form S-3 in June, 2007.  To date, none of our series A convertible preferred stock has been converted into our common stock.

Prior to our initial public offering in November, 2004, our initial stockholders held an aggregate of 1,000,000 shares of our common stock that were issued without registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act.  844,286 of such shares remain owned by our current management or their affiliates.  Also, on January 17, 2007, pursuant to restricted share award agreements, we issued 72,800 shares of our common stock to Laurence S. Levy and 47,600 shares of our common stock to Edward Levy without registration under the Securities Act.  All of the restrictions applicable to such shares under the restricted share award agreements have since expired.  On February 15, 2008, we issued an aggregate of 8,606 shares of our common stock without registration under the Securities Act to two of our current directors pursuant to the terms of the Company’s 2007 Long-Term Incentive Plan.  Additionally, on February 11, 2011, we issued to Buckeye Holdings, LLC 1,305,963 shares of our common stock without registration under the Securities Act as partial consideration for Black Creek’s acquisition of the two integrated tug and barge units.   These foregoing 2,279,255 shares are being registered for resale pursuant to the registration statement of which this prospectus forms a part.

Upon the effectiveness of the registration of which this prospectus forms a part, a total of 4,698,610 shares of our common stock, including the shares of common stock underlying our series A convertible preferred stock, will be available for immediate resale. If our stockholders, including the selling stockholders identified in this prospectus, sell substantial amounts of our common stock in the public market, the market price for our common stock could fall.  The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.  In addition, upon exercise of options to purchase our common stock, the equity interests of our stockholders, as a percentage of the total number of the outstanding shares of common stock, and the net book value of the shares of our common stock will be further diluted.

The conversion of our series A convertible preferred stock will result in significant and immediate dilution of our existing stockholders and the book value of their common stock.

The shares of series A convertible preferred stock issued in connection with the acquisition of Lower Lakes are convertible into 2,419,355 shares of our common stock, subject to certain adjustments, which, on an “as converted” basis, represents approximately 14% of our aggregate outstanding common stock.  The conversion price of our series A convertible preferred stock is subject to weighted average anti-dilution provisions whereby, if Rand issues shares in the future for consideration below the existing conversion price of $6.20, then the conversion price of the series A convertible preferred stock would automatically be decreased, allowing the holders of the series A convertible preferred stock to receive additional shares of common stock upon conversion. Upon any conversion of the series A convertible preferred stock, the equity interests of our existing common stockholders, as a percentage of the total number of the outstanding shares of our common stock, and the net book value of the shares of our common stock will be significantly diluted.

We may issue shares of our common stock and preferred stock to raise additional capital, including to complete a future acquisition, which would reduce the equity interest of our stockholders.

Our amended and restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $.0001 per share, and 1,000,000 shares of preferred stock, par value $.0001 per share. We currently have 34,743,450 authorized but unissued shares of our common stock available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding employee stock options) and 700,000 shares of preferred stock available for issuance. Although we currently have no other commitments to issue any additional shares of our common or preferred stock, we may in the future determine to issue additional shares of our common or preferred stock to raise additional capital for a variety of purposes, including to complete a future acquisition. The issuance of additional shares of our common stock or preferred stock may significantly reduce the equity interest of stockholders and may adversely affect prevailing market prices for our common stock.

FORWARD LOOKING STATEMENTS

This prospectus and other documents we file with the SEC contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements concerning our expected results of operations, financial resources or our projected plans for the expansion of our business, as well as other estimates relating to future operations. Words or phrases of expectation or uncertainty like “expect,” “believe,” “continue,” “anticipate,” “estimate,” “may,” “will,” “could,” “opportunity,” “future,” “project,” variations of such words and similar expressions are intended to identify “forward-looking statements,” although not all forward-looking statements contain these identifying words.

Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets in which we compete. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements.   Such forward-looking statements include statements made by us with respect to:

•	future acquisitions of vessels or businesses;

•	capital expenditures;

•	our ability to service Lower Lakes’ and Black Creek’s indebtedness;

•	the availability of debt and equity financing;

•	general economic conditions;

•	the Great Lakes shipping market in general;

•	trends affecting us or our assets;

•	fuel prices; and

•
the anticipated performance of our assets and of acquired vessels and businesses, including, without limitation, statements regarding anticipated revenues, cash flows, funds from operations, operating or profit margins and sensitivity to economic downturns or anticipated growth or improvements in any of the foregoing.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. In addition, we advise you that the factors listed in the “Risk Factors” section beginning on page 4, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any forward-looking statement. We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements, except as may be required by law.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of shares of our common stock for working capital and general corporate purposes, including, but not limited to, the payment of dividends on our outstanding series A convertible preferred stock and to fund potential acquisitions of vessels and operating businesses.  Our management will have significant discretion and flexibility in applying the proceeds from the sale of these shares.  Our plans to use the estimated net proceeds from the sale of these shares may change and, if they do, we will update this information in a prospectus supplement.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

The 2,279,255 shares of our common stock that we are registering for resale under this prospectus consist of the following:

1.      1,305,963 shares of common stock that we issued to Buckeye Holdings, LLC on February 11, 2011.  These shares were issued to such selling stockholder as partial consideration for Black Creek’s acquisition of the two integrated tug and barge units.   Information regarding this issuance can be found in our Quarterly Report on Form 10-Q filed with the SEC on February 14, 2011, which is incorporated herein by reference.

2.      8,606 shares of common stock that were issued to Jonathan Brodie and H. Cabot Lodge, III, two of our independent directors, on February 15, 2008, consisting of 4,303 shares issued to Mr. Brodie and 4,303 shares issued to Mr. Lodge.  Such shares were issued to these directors under our 2007 Long-Term Incentive Plan, which we refer to as the LTIP.  For additional information regarding Messrs. Brodie and Lodge’s relationships with us, please see our Definitive Proxy Statement on Schedule 14A filed with the SEC on July 28, 2010, which is incorporated herein by reference.

3.      120,400 shares of common stock that we issued on January 17, 2007, consisting of 72,800 shares issued to Laurence S. Levy and 47,600 shares issued to Edward Levy.  Such shares were issued to Messrs. Levy and Levy pursuant to restricted share award agreements dated January 17, 2007 and became fully vested on March 31, 2009.  For additional information regarding this grant of restricted stock to Messrs. Levy and Levy, please see our Current Report on Form 8-K filed with the SEC on January 18, 2007, which is incorporated herein by reference.  For additional information of Messrs. Levy and Levy’s relationships with us, please see our Definitive Proxy Statement on Schedule 14A filed with the SEC on July 28, 2010, which is incorporated herein by reference.

4.      844,286 shares of common stock that we issued prior to our November, 2004 initial public offering, consisting of 789,694 shares that we issued to Rand Management LLC, which we refer to as Rand Management, of which the sole member is the Laurence Levy Irrevocable Trust, a trust established for the benefit of Laurence Levy’s three children, of which Mr. Levy is Trustee, 4,592 shares of common stock that we issued to Rand Management that were subsequently transferred to Laurence S. Levy in accordance with the terms of the Laurence Levy Irrevocable Trust, and 50,000 shares that were issued to Falcon Partners Holdings, LLC, which we refer to as Falcon, an affiliate of Sandeep Alva, a former director of the Company, which shares were purchased by Edward Levy on June 6, 2006.   Such shares include 695,000 and 43,750 shares that we sold in a private placement to Laurence Levy and trusts established for Mr. Levy’s children, and Falcon, respectively, in June, 2004, for an average purchase price of approximately $0.029 per share.  The shares of common stock registered for resale by Messrs. Levy and Levy pursuant to the registration statement of which this prospectus forms a part also include shares issued to Mr. Levy and Falcon pursuant to a  1.1428571-to-one stock dividend on October 7, 2004, effectively lowering the purchase price of their shares to approximately $0.025 per share.  For additional information on this issuance, please see our Registration Statement on Form S-1 (File No. 333-117051), initially filed with the SEC on June 30, 2004, which is incorporated herein by reference.

The selling stockholders have not held any position or office, nor do they have any material relationship with us or our predecessors or affiliates within the past three years, except as described herein and in our filings with the SEC.

The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of March 11, 2011.  Unless otherwise indicated, beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder identified below and other public documents filed with the SEC.

Selling Stockholder	Total Shares Held Prior to Offering (1)		Maximum Shares Offered Pursuant to this Prospectus		Aggregate Shares Owned Following Completion of Offering (2)	Percentage of Outstanding Shares of Common Stock after the Offering (2)
Jonathan Brodie	34,795		4,303		30,492	*

Buckeye Holdings, LLC	1,305,963	(3)	1,305,963		–	*

Edward Levy	413,395	(4)	97,600		315,795	2.1

Laurence S. Levy	1,201,605	(5)	867,086	(7)	334,519	2.2

H. Cabot Lodge, III	27,803	(6)	4,303		23,500	*

Rand Management LLC	789,694		789,694	(8)	–	*

______________

(1)	Based on information available to us as of March 11, 2011.

(2)
Assumes that all shares of common stock offered by this prospectus are sold in this offering and that no other transactions with respect to shares of our common stock occur.  Percentages in the last column are based upon 14,776,765 shares of our common stock outstanding as of March 11, 2011.

(3)
Thomas L. Kuber, the manager of KK Integrated Shipping, LLC, the sole member of Buckeye Holdings, LLC, exercises sole voting and investment control with respect to the shares owned by Buckeye Holdings, LLC.

(4)
Consists of (i) 56,646 shares of common stock issuable at any time from the exercise of vested stock options which were granted to Mr. Levy on February 15, 2008 pursuant to the LTIP; (ii) 36,738 shares of common stock issuable at any time from the exercise of vested stock options which were granted to Mr. Levy on July 22, 2008 pursuant to the LTIP and (iii) 320,011 shares of common stock owned directly by Mr. Levy.  Does not include options entitling Mr. Levy to purchase up to 18,368 shares of common stock, which were granted to Mr. Levy on July 22, 2008 pursuant to the LTIP and which are not exercisable and will not become exercisable within 60 days.

(5)
Consists of  (i) 104,255 shares of common stock issuable at any time from the exercise of vested stock options which were granted to Mr. Levy on February 15, 2008 pursuant to the LTIP, (ii) 67,614 shares of common stock issuable at any time from the exercise of vested stock options which were granted to Mr. Levy on July 22, 2008 pursuant to the LTIP, (iii) 240,042 shares of common stock owned directly by Mr. Levy and (iv) 789,694 shares of common stock held by Rand Management LLC, of which the sole member is the Laurence Levy Irrevocable Trust, a trust established for the benefit of Mr. Levy’s three children, of which Mr. Levy is Trustee.  Does not include options entitling Mr. Levy to purchase up to 33,806 shares of common stock, which were granted to Mr. Levy on July 22, 2008 pursuant to the LTIP and which are not exercisable and will not become exercisable within 60 days.

(6)	Consists of (i) 2,340 shares of common stock owned by Carmel Lodge LLC, of which Mr. Lodge is the sole member, and (ii) 25,463 shares of common stock owned directly by Mr. Lodge.

(7)
Includes 789,694 shares of common stock owned by Rand Management LLC that are being registered for resale pursuant to the registration statement of which this prospectus forms a part.  Mr. Levy is the Trustee of the Laurence Levy Irrevocable Trust, which is the sole member of Rand Management LLC.

(8)	Includes 789,694 shares of common stock beneficially owned by Laurence S. Levy as described in footnotes (5) and (7) above.

*	Denotes ownership of less than 1% of our common stock

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary describes the material terms of our common stock.  It summarizes material provisions of our amended and restated certificate of incorporation and second amended and restated bylaws and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and second amended and restated bylaws that are included as exhibits to certain of the documents incorporated by reference herein.  If we offer shares of our common stock for sale under this prospectus, we will provide a prospectus supplement that describes the terms of the offering, including the number of shares offered and the offering price.

General

We are authorized to issue 50,000,000 shares of common stock, par value $.0001. As of the date of this registration statement of which this prospectus forms a part, 14,776,765 shares of common stock were outstanding.  As of March 11, 2011, 14,776,765 shares of our common stock were issued and outstanding with 479,785 shares of common stock reserved for issuance upon exercise of issued and outstanding stock options and 2,419,355 shares of common stock reserved for issuance upon the conversion of our series A convertible preferred stock.

Voting

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Classified Board of Directors; Vacancies

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of even number or nearly even number, with each class elected for staggered three-year terms expiring in successive years. Any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Any director elected to fill a vacancy, including a vacancy created by increasing the size of the Board, will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.

Dividends

We have not paid any dividends on our common stock to date and do not intend to pay dividends on our common stock in the near future. The payment of dividends in the future will be contingent upon our revenues, earnings, capital requirements and general financial condition. The payment of dividends is within the discretion of our board of directors. Other than dividends which our board of directors may determine to pay on our preferred stock, it is the present intention of our board of directors to retain all earnings for future investment and use in our business operations. Accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future on our common stock. In addition, no dividends may be declared or paid on our common stock unless all accrued dividends on our preferred stock have been paid.

Liquidation

After satisfaction of the liquidation preferences of all securities ranking senior to our common stock, the holders of common stock will share with each other on an equal basis in any assets available for distribution to holders of shares of capital stock upon liquidation.

Conversion and Preemptive Rights

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Listing of Stock

Our common stock is listed on the NASDAQ Capital Market under the trading symbol “RLOG”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Limitation on Directors’ Liability

Our amended and restated certificate of incorporation provides that no director will be personally liable to Rand or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law. As currently enacted, the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director's duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The principal effect of this limitation on liability provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed in the Delaware General Corporation Law applies. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the Federal securities laws. Our amended and restated certificate of incorporation does not eliminate our directors' fiduciary duties. The inclusion of this provision in the amended and restated certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Rand and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of his or her fiduciary duties.

The Delaware General Corporation Law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys' fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation, except that indemnification in such a case may only extend to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation provides that we will indemnify our directors to the fullest extent permitted by Delaware law. Under these provisions and subject to the Delaware General Corporation Law, Rand will be required to indemnify its directors for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's position with Rand or another entity that the director serves as a director, officer, employee or agent at Rand's request, subject to various conditions, and to advance funds to Rand's directors before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in the best interest of Rand.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Provisions of Delaware law and our amended and restated certificate of incorporation and second amended and restated bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	the acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting.  Our amended and restated certificate of incorporation and second amended and restated bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Unissued Common Stock.  While our unissued shares of common stock are not designed to deter or prevent a change of control, under some circumstances we could use our additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

PLAN OF DISTRIBUTION

We or the selling stockholders may distribute shares of our common stock from time to time in one or more transactions:

•	to purchasers directly;

•	to underwriters for public offering and sale by them;

•	in “at the market offerings” to or through a market maker or into an existing trading market, or a securities exchange or otherwise;

•	on the Nasdaq Capital Market or in any other securities market on which our common shares are then listed or traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

A prospectus supplement or supplements will describe the terms of the offering of our common stock, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the shares of our common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange or market on which the shares of common stock may be listed.

Only underwriters named in the prospectus supplement are underwriters of the shares of common stock offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the shares of common stock for their own account and may resell the shares from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale.  The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement.  We or the selling stockholders may offer the shares of common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.  Subject to certain conditions, the underwriters will be obligated to purchase all of the shares offered by the prospectus supplement, other than shares covered by any over-allotment option.  Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may change from time to time.  We or the selling stockholders may use underwriters with whom we have, or the selling stockholders have, a material relationship.  We will describe the nature of any such relationship in the prospectus supplement, naming the underwriters.

We or the selling stockholders may sell shares of our common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of shares and we will describe any commissions we or the selling stockholders will pay the agent in the prospectus supplement.  Unless the prospectus supplement states otherwise, any such agent will act on a best-efforts basis for the period of its appointment.

We or the selling stockholders may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase shares of common stock from us or from the selling stockholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.  We will describe the conditions to these contracts and the commissions we or the selling stockholders must pay for solicitation of these contracts in the prospectus supplement.

We or the selling stockholders may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities.  Agents and underwriters may engage in transactions with, or perform services for, us or the selling stockholders in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.  Overallotment involves sales in excess of the offering size, which create a short position.  Stabilizing transactions permit bids to purchase the underlying shares so long as the stabilizing bids do not exceed a specified maximum price.  Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions.  Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions.  Those activities may cause the price of the common stock to be higher than it would be otherwise.  If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market-makers on the Nasdaq Capital Market may engage in passive market-making transactions in the common stock on the Nasdaq Capital Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock.  Passive market-makers must comply with applicable volume and price limitations and must be identified as passive market-makers.  In general, a passive market-maker must display its bid at a price not in excess of the highest independent bid for such shares; if all independent bids are lowered below the passive market-maker’s bid, however, the passive market-maker’s bid must then be lowered when certain purchase limits are exceeded.

In addition, we and the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit any timing of our and any stockholder’s purchases and sales of the shares. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us or the selling stockholders in the ordinary course of our business.

Selling Stockholders

In connection with the sale of shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of shares of common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver shares to close out its short positions provided it has met its prospectus delivery obligations at the time of the short sale.  The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell the shares offered hereby.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).  The selling stockholders may also sell the shares in privately negotiated transactions, through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, through an exchange distribution in accordance with the rules of the applicable exchange, ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, to broker-dealers who may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share or a combination of any of the foregoing methods described in this paragraph.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that it meets the criteria and those sales conform to the requirements of that rule.

From time to time, the selling stockholders may pledge or grant a security interest in some or all of the shares that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell some or all of the shares from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) of the Securities Act, or another applicable provision of the Securities Act, which amends the list of stockholders to include the pledgees, transferees or other successors in interest as the selling stockholders under this prospectus.

The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the reselling beneficial owners for purposes of this prospectus.

To the extent required pursuant to Rule 424(b) of the Securities Act, or other applicable rule, upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or purchase by a broker or dealer, we will file a supplement to this prospectus.  Such supplement will disclose:

•	the name of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, fees and expenses of our counsel and our accountants.

LEGAL MATTERS

The validity of the shares of common stock being offered pursuant to this prospectus will be passed upon by Katten Muchin Rosenman LLP, New York, NY.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

 We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected, without charge, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. Such materials may also be inspected on the Securities and Exchange Commission’s website at www.sec.gov.   Financial and other information can also be accessed on the Investor Relations section of our website at http://www.randlogisticsinc.com. Our outstanding shares of common stock are listed on the Nasdaq Capital Market under the symbol “RLOG”.

This prospectus constitutes part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the registration statement.  You may also contact us directly at Rand Logistics, Inc., 500 Fifth Avenue, 50th Floor, New York, New York 10110 or by calling (212) 644-3450.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Exchange Act, which means that we are disclosing it to you by referring to another document filed separately with the SEC. The information contained in the documents we are incorporating by reference is considered to be a part of this prospectus, and the information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference:

(1)	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed on June 16, 2010;
(2)
Our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2010, September 30, 2010 and December 31, 2010 filed on August 10, 2010, November 10, 2010 and February 14, 2011, respectively;

(3)	Our Current Reports on Form 8-K filed on July 27, 2010, August 10, 2010, September 14, 2010, September 23, 2010, September 27, 2010, November 10, 2010, December 8, 2010 and February 14, 2011;
(4)
The description of our common stock contained in our Registration Statement on Form 8-A filed on March 5, 2007, including any amendments thereof updating the description of common stock contained therein; and

(5)	Our Definitive Proxy Statement on Schedule 14A, filed on July 28, 2010.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

You may request a copy of any filings or information incorporated herein by reference, at no cost, by writing or telephoning us at the following address and telephone number:

RAND LOGISTICS, INC.
500 FIFTH AVENUE, 50TH FLOOR
NEW YORK, NEW YORK  10110
(212) 644-3450

No one has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has not been any change in our affairs since the date hereof.

2,800,000 Shares

RAND LOGISTICS, INC.
Common Stock

Prospectus Supplement September 16, 2011

BB&T Capital Markets

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.